March 19, 2019

Ron Edmonds
Co-Controller
DowDuPont Inc.
c/o The Dow Chemical Company
2211 H.H. Dow Way
Midland, MI 48674

Jeanmarie Desmond
Co-Controller
DowDuPont Inc.
c/o E.I. du Pont de Nemours and Company
974 Centre Road
Wilmington, DE 19805

       Re: DowDuPont Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 15, 2018
           File No. 001-38196

Dear Mr. Edmonds:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction